December 3, 2024

David Green
Chief Financial Officer
SeaStar Medical Holding Corp
3513 Brighton Blvd., Suite 410
Denver, CO 80216

       Re: SeaStar Medical Holding Corp
           Form 10-K filed April 16, 2024
           File No. 001-39927
Dear David Green:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services